EXHIBIT 99.3

Net Asset Summary at October 31, 2005

Financial Highlights

	As at October 31,
	2005		2004		2003
	U.S.$	Cdn.$	U.S. $	Cdn.$	U.S.$	Cdn.$

Total net assets (in millions)	$541.0	638.4	418.3	510.7	194.7	256.9

Net asset value per Class A share	$5.74	6.77	5.27	6.44	4.35	5.74

Net assets:
Gold bullion		53.9%	53.3%	58.9%
Silver bullion		44.5%	44.8%	39.2%
Cash, securities & other		1.6%	1.9%	1.9%

		100.0%	100.0%	100.0%

Gold — per fine ounce	U.S. $	470.75	425.55	386.25

Silver — per ounce	U.S. $	7.765	7.160	5.135

Exchange Rate	$1.00 U.S. = Cdn.$	1.1801	1.2207	1.3197

Management's Responsibility for Financial Reporting

        The accompanying financial statements of Central Fund of Canada Limited and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors and its Audit Committee.

        The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the Annual Report and has ensured that it is consistent with that in the financial statements.

        Central Fund maintains systems of internal accounting and backup as well as administrative and regulatory compliance controls of high quality, for a reasonable cost. Hard copies of transactions and monthly statements are retained in the Company's files. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, retrievable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

        The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

        The Audit Committee appointed by the Board consists solely of non-related and independent directors. In accordance with its charter, the Committee meets at least annually with management and the external auditors to discuss the independence of the external auditors; the scope of the annual audit; the audit plan; access granted to the Corporation's records; co-operation of management in the audit and review function; the need for internal auditing; the financial reporting process, related internal controls, the quality and adequacy of the Corporation's or Administrator's accounting and financial personnel and other resources and financial risk management to satisfy itself that each party is properly discharging its responsibilities. The Committee also reviews the Annual Report, the Annual Information Form, the annual and quarterly financial statements, Management's Discussion and Analysis and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also reviews the external auditors' remuneration and considers, for review by the Board and approval by the shareholders, the re-appointment and terms of engagement and, in appropriate circumstances, the replacement of the external auditors. It also reviews annually the form and extent of compensation of the directors of Central Fund and pre-approves all non-audit services proposed to be provided by the external auditors. The charter of the Audit Committee is set out on Central Fund's website.

        The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

"J.C. STEFAN SPICER" President

December 19, 2005

"CATHERINE A. SPACKMAN" Treasurer

Statement of Net Assets
(expressed in U.S. dollars)

	As at October 31,
Net assets:
	2005	2004
Gold bullion, at market (note 3)	$291,672,631	222,814,301
Silver bullion, at market (note 3)	240,510,890	187,403,793
Marketable securities, at market average cost — $89,430 (2004: $89,430)	65,954	68,221
Interest-bearing cash deposits	10,195,379	9,482,536
Prepaid bullion insurance	62,500	62,500
Interest receivable and other	13,977	18,851

	542,521,331	419,850,202
Accrued liabilities (note 6)	(576,925)	(707,660)
Dividends payable (note 4)	(942,963)	(792,963)

Net assets representing shareholders' equity	$541,001,443	418,349,579

Represented by:
Capital stock (note 4)	$452,673,548	371,730,852
Contributed surplus (note 5)	19,595,783	23,678,513
Retained earnings inclusive of unrealized appreciation of investments	68,732,112	22,940,214

	$541,001,443	418,349,579

Net asset value per share (note 1(c)(ii)):
Class A shares	$5.74	5.27
Common shares	$2.74	2.27

Net asset value per share expressed in Canadian dollars
Class A shares	$6.77	6.44
Common shares	$3.23	2.78
Exchange rate year end: U.S. $1.00 = Cdn.	$1.1801	1.2207

See accompanying notes to financial statements.

         On behalf of the Board:

"Douglas E. Heagle"	"Philip M. Spicer"
Director	Director

Statement of Income
(expressed in U.S. dollars)

	Years ended October 31,
	2005	2004	2003 (note 2)
Income:
Interest	$327,407	96,264	49,116
Dividends	1,024	498	258
Unrealized appreciation of investments	45,791,898	46,221,551	26,334,605

	46,120,329	46,318,313	26,383,979

Expenses:
Administration fees (note 6)	1,553,660	1,108,851	663,409
Safekeeping, insurance and bank charges	467,226	214,901	157,391
Shareholder information	157,368	105,341	71,992
Directors' fees and expenses	110,320	60,576	57,641
Legal fees	107,950	27,769	37,362
Stock exchange fees	70,171	53,695	43,520
Registrar and transfer agent fees	63,116	43,749	41,521
Audit fees	36,026	28,976	33,109
Miscellaneous	1,161	1,698	1,373
Foreign exchange loss	31,651	15,920	17,514

	2,598,649	1,661,476	1,124,832

Income before income taxes	43,521,680	44,656,837	25,259,147
Income taxes (note 7)	(869,549)	(740,684)	(395,234)

Net income	$42,652,131	43,916,153	24,863,913

Basic and diluted net income per share (note 1 (c)(i)):
Class A shares	$0.45	0.64	0.59
Common shares	$0.44	0.63	0.58

Statement of Changes in Net Assets
(expressed in U.S. dollars)

	Years ended October 31,
	2005	2004	2003 (note 2)
Net assets at beginning of year	$418,349,579	194,663,349	132,447,600

Add (deduct):
Net income	42,652,131	43,916,153	24,863,913
Net issuance of Class A shares (note 4)	80,942,696	180,563,040	37,799,299
Dividends on Class A shares	(942,963)	(792,963)	(447,463)

Increase in net assets during the year	122,651,864	223,686,230	62,215,749

Net assets at end of year	$541,001,443	418,349,579	194,663,349

See accompanying notes to financial statements.

Statement of Shareholders' Equity
(expressed in U.S. dollars)

	Years ended October 31,
	2005	2004	2003 (note 2)

Capital stock (note 4):
94,296,320 (2004: 79,296,320; 2003: 44,746,320)
Class A retractable shares issued	$452,654,090	371,711,394	191,148,354
40,000 Common shares issued	19,458	19,458	19,458

	452,673,548	371,730,852	191,167,812

Contributed surplus:
Balance at beginning of year	23,678,513	26,776,874	28,695,029
Transfer to retained earnings (note 5)	(4,082,730)	(3,098,361)	(1,918,155)

Balance at end of year	19,595,783	23,678,513	26,776,874

Retained earnings:
Balance at beginning of year	22,940,214	(23,281,337)	(49,615,942)
Net income	42,652,131	43,916,153	24,863,913
Dividends on Class A shares	(942,963)	(792,963)	(447,463)

	64,649,382	19,841,853	(25,199,492)
Transfer from contributed surplus (note 5)	4,082,730	3,098,361	1,918,155

Balance at end of year	68,732,112	22,940,214	(23,281,337)

Shareholders' equity	$541,001,443	418,349,579	194,663,349

See accompanying notes to financial statements.

Notes to Financial Statements
October 31, 2005, 2004 and 2003
(amounts expressed in U.S. dollars unless otherwise stated)

1.     Summary of significant accounting policies:

  Central Fund of Canada Limited ("Central Fund" or the "Company") was incorporated under the Business Corporations Act, 1961 (Ontario), and was continued under the Business Corporations Act (Alberta) on April 5, 1990. The Company is a specialized passive holding company with most of its assets held in gold and silver bullion.

  The Company's accounting policies, which conform with Canadian and U.S. generally accepted accounting principles, are summarized below:

  (a)
  Foreign exchange translation:

    Canadian dollar cash deposits are translated at the rates of exchange prevailing at year end. Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the statement of income as a foreign exchange loss (gain).

    Purchases and sales of investments traded in foreign currencies and the related income are translated at the rates of exchange prevailing when the transactions occur. Market values of investments quoted in foreign currencies are translated at the rates of exchange prevailing at year end.

  (b)
  Investments:

    Bullion and marketable securities are valued at market value. Gold bullion is valued at the afternoon London fixing and silver bullion is valued at the daily London fixing. Marketable securities are valued at prices as reported at the close of trading on recognized stock exchanges or over-the-counter markets.

    Unrealized appreciation/depreciation of investments represents the difference between the market value and average cost of investments.

    Investment transactions are accounted for on the trade date. Realized gains and losses and unrealized appreciation or depreciation are calculated on the average cost basis.

    Dividend income is recorded on the ex-dividend date.

  (c)
  Per share amounts:

  (i)
  Net income per share:

      The calculation of net income per share is based on the weighted average number of Class A and Common shares outstanding during the year. The net income per Common share is reduced by U.S. $0.01 as the Class A shares are entitled to receive a U.S. $0.01 preferential non-cumulative annual dividend. The remaining income for the year is attributed equally to each Class A share and Common share, without preference or distinction.

    (ii)
    Net asset value per share:

      The calculation of net asset value per share is based on the number of Class A and Common shares outstanding at the end of the year and gives effect to the Class A shares' entitlement to U.S. $3.00 per share on liquidation, before any remaining net assets are attributed equally to each Class A share and Common share then outstanding.

2.     Change in accounting policy:

  For the year ended October 31, 2004, with retroactive application to prior years, the Company early adopted Accounting Guideline 18, Investment Companies ("AcG — 18"), which requires that, for qualifying entities, investments held are to be measured and reported in the financial statements at their fair value with changes in fair value recognized in income in the period in which the change occurred. While the Company's accounting policy, prior to adoption of AcG — 18, had been to measure its investments at market value, the Company did not recognize the unrealized gains and losses in income, but instead recognized them only as a separate component of shareholder's equity until realized, at which time they were recognized in income.

  The effect on prior years is reflected in the table below:

	Years ended October 31,
	2004	2003
Net loss prior to change in accounting policy	$(2,305,398)	(1,470,692)
Adjustment for change in accounting policy	46,221,551	26,334,605

Net income as reported	$43,916,153	24,863,913

Net income per share:
Class A shares	$0.64	0.59
Common shares	$0.63	0.58

  The adoption of AcG — 18 had no effect on the Company's financial position as at October 31, 2004 or October 31, 2003.

3.     Gold and silver bullion:

Holdings at October 31:		2005	2004	2003

Gold bullion:
Fine ounces	— 100 and 400 oz. bars	614,242	518,309	291,894
	— bank certificates	5,349	5,282	5,151

		619,591	523,591	297,045

Cost	—	$246,833,606	206,043,206	111,164,364

Market value	—	$291,672,631	222,814,301	114,733,517

Market	— per fine ounce	$470.75	425.55	386.25

Silver bullion:
Ounces	— 1,000 oz. bars	30,728,142	25,928,142	14,600,809
	— bank certificates	245,572	245,572	245,572

		30,973,714	26,173,714	14,846,381

Cost	—	$216,589,467	181,213,467	103,068,226

Market value	—	$240,510,890	187,403,793	76,236,168

Market	— per ounce	$7.765	7.160	5.135

4.     Capital stock:

  The authorized share capital consists of an unlimited amount of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value.

  At the meeting of the Class A and Common shareholders held on February 28, 2005 in Calgary, Alberta, the holders of the Class A non-voting shares and the holders of common shares of the Corporation, each voting as a separate class at special meetings, passed a special resolution to approve the increase in the authorized Class A share capital of the Corporation from 100,000,000 to an unlimited number of Class A shares.

  Since October 1989, holders of the Company's Class A shares have had the option to require the Company to redeem their Class A shares on the last day of each fiscal quarter of the Company (each a "Retraction Date") for 80% of the Company's net asset value per Class A share on the Retraction Date (as calculated in accordance with note 1(c)(ii)). Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date. The Articles of the Company provide for the suspension of redemptions during specified unusual circumstances such as suspensions of normal trading on certain stock exchanges or the London bullion market or to comply with applicable laws or regulations.

  The holders of the Class A shares are entitled to receive a preferential non-cumulative annual dividend of U.S. $0.01 per share. Any further dividends declared are to be paid rateably on the Class A shares and Common shares then outstanding, without preference or distinction. The Company has adopted a policy that any dividends declared shall be paid to shareholders of record at the close of business each October 31, with payment of such dividends being made during November of the same year.

  On January 30, 2003, the Company, through a private placement, issued 3,500,000 Class A shares for proceeds, net of underwriting fees of $611,800, of $14,683,200. Costs relating to this private placement were $125,000 and net proceeds were $14,558,200. The Company used the net proceeds from this private placement to purchase 22,517 fine ounces of gold at a cost of $8,110,651 and 1,120,000 ounces of silver at a cost of $5,488,000, both in physical bar form. The balance of $959,549 was retained by the Company in interest-bearing cash deposits for working capital purposes.

  On February 14, 2003, the Company, through a private placement, issued 5,448,800 Class A shares for proceeds, net of underwriting fees of $1,039,767, of $23,425,345. Costs relating to this private placement were $184,246 and net proceeds were $23,241,099. The Company used the net proceeds from this private placement to purchase 35,600 fine ounces of gold, 33,838 ounces in physical bar form and 1,762 ounces in certificate form, at a cost of $13,355,920, and 1,780,000 ounces of silver, 1,699,944 ounces in physical bar form and 80,056 ounces in certificate form, at a cost of $8,533,800. The balance of $1,351,379 was retained by the Company in interest-bearing cash deposits for working capital purposes.

  On December 19, 2003, the Company, through a public offering, issued 15,050,000 Class A shares for proceeds of $71,951,040 net of underwriting fees of $2,997,960. Costs relating to this public offering were $500,000 and net proceeds were $71,451,040. The Company used the net proceeds from this public offering to purchase 98,386 fine ounces of gold at a cost of $40,328,690 and 4,919,333 ounces of silver at a cost of $28,015,600, both in physical bar form. The balance of $3,106,750 was retained by the Company in interest-bearing cash deposits for working capital purposes.

  On April 8, 2004, the Company, through a public offering, issued 19,500,000 Class A shares for proceeds of $109,512,000 net of underwriting fees of $4,563,000. Costs relating to this public offering were $400,000 and net proceeds were $109,112,000. The Company used the net proceeds from this public offering to purchase 128,160 fine ounces of gold at a cost of $54,550,152 and 6,408,000 ounces of silver at a cost of $50,129,641, both in physical bar form. The balance of $4,432,207 was retained by the Company in interest-bearing cash deposits for working capital purposes.

  On November 3, 2004, the Company, through a public offering, issued 15,000,000 Class A shares for proceeds of $81,504,000 net of underwriting fees of $3,396,000. Costs relating to this public offering were $561,303 and net proceeds were $80,942,696. The Company used the net proceeds from this public offering to purchase 96,000 fine ounces of gold at a cost of $40,790,400 and 4,800,000 ounces of silver at a cost of $35,376,000, in physical bar form except for 67 ounces of gold which were received in certificate form. The balance of $4,776,296 was retained by the Company in interest-bearing cash deposits for working capital.

  The stated capital and recorded capital of the Company as at and for the years ended October 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Stated capital
Class A shares 94,296,320	$462,095,673	380,591,674	199,128,634
(2004: 79,296,320; 2003: 44,746,320)
Share issue costs	(9,441,583)	(8,880,280)	(7,980,280)

Recorded capital
— Class A shares	452,654,090	371,711,394	191,148,354
— 40,000 Common shares	19,458	19,458	19,458

Capital stock	$452,673,548	371,730,852	191,167,812

Weighted average Class A and Common shares outstanding	94,254,128	68,891,238	42,315,843

5.     Contributed surplus and retained earnings:

  In 1985, the shareholders authorized a reduction in stated capital which resulted in the creation of a contributed surplus account to facilitate payment of ongoing annual dividends and the board authorized a transfer each year from contributed surplus of an amount equal to net losses before unrealized appreciation (depreciation) of investments and payment of the Class A shares' stated dividend per share. Accordingly, $4,082,730, $3,098,361 and $1,918,155 were transferred from contributed surplus to retained earnings on October 31, 2005, 2004 and 2003, respectively. The balance of contributed surplus was $19,595,783 at October 31, 2005.

  This change did not affect the net asset value of the Company.

6.     Administration fees:

  Central Fund has no employees. It is party to an Administration and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants which provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly, that was from 1996 to October 31, 2005 at an annual rate of 1/2 of one percent based on the Company's net assets up to $50,000,000, 3/8 of one percent on the next $50,000,000 in net assets and 1/4 of one percent on any excess over $100,000,000 in net assets.

  Effective November 1, 2005, an Amended and Restated Administration and Consulting Agreement reduced the annual administration and consulting fee schedule for at least the next ten-year term to 0.30% on the first $400 million of total net assets, 0.20% on the next $600 million of total net assets and 0.15% on total net assets exceeding one billion dollars. The approval of the reduced schedule followed Board Committees' requests on August 8, 2005 for review of agreements of the Administrator.

  Of the $576,925 balance in accrued liabilities at October 31, 2005, $137,272 (2004: $109,967) relates to the October administration fee payable to The Central Group Alberta Ltd.

7.     Income taxes:

  Although Central Fund is not a mutual fund as designated by securities regulators, the Company qualifies and intends to continue to qualify as a mutual fund corporation under the Income Tax Act (Canada). As a result thereof and after deduction of issue costs in computing taxable income, the Company does not anticipate that it will be subject to any material non-refundable income tax liability other than the present declining large corporations tax.

  The Company is subject to Canadian Federal large corporations tax based on its taxable capital employed in Canada at the end of its fiscal year. At October 31, 2005, the Company's large corporations tax expense was $869,549. A portion of this liability can be refunded if the Company earns federal surtax credits in subsequent years.

  The Company has net capital losses of $1,559,000 available to offset future net capital gains realized and non-capital losses available to offset future income for tax purposes, for both of which no benefit has been recognized in these financial statements. The non-capital loss amounts by year of expiry are as follows: $762,000 in 2006, $451,000 in 2007, $638,000 in 2008, $338,000 in 2009, $2,494,000 in 2010, $2,743,000 in 2014 and $3,116,000 in 2015 for a total of $10,542,000.

Auditors' Report to the Shareholders

We have audited the statements of net assets of Central Fund of Canada Limited as at October 31, 2005 and 2004 and the statements of income, changes in net assets and shareholders' equity for each of the years in the three-year period ended October 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2005 and 2004 and the results of its operations and the changes in its net assets for each of the years in the three-year period ended October 31, 2005 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	"ERNST & YOUNG LLP"
November 18, 2005	Chartered Accountants

Class A Shares Stock Exchange Listings

	Electronic Ticker Symbol	Newspaper Quote Symbol
American Stock Exchange	CEF	CFCda
The Toronto Stock Exchange	CEF.NV.A and CEF.NV.U	CFund A

Net Asset Value Information

        The net asset value per Class A share is calculated daily and is available at www.centralfund.com or by calling Central Fund Investor Inquiries at (905) 648-7878 or by sending an email to info@centralfund.com. The Thursday net asset value is published on a regular basis in several financial newspapers among which are the following:

In the United States (figures published in U.S. $):

  •
  Wall Street Journal.

  •
  Barrons.

  •
  New York Times.

In Canada (figures published in Canadian $):

  •
  Globe and Mail Report on Business.

  •
  National Post.

Form 40-F

        Central Fund's S.E.C. Form 40-F is posted on EDGAR (Electronic Data Gathering, Analysis and Retrieval System) www.sec.gov/edgar.shtml. Copies are available, free of charge, by contacting Central Fund of Canada Limited or its Administrator.

Postings on SEDAR (System for Electronic Document Analysis and Retrieval)

  Annual & Quarterly Reports
  Management's Discussion and Analysis
  Annual Information Forms
  Prospectuses
  Material Change Reports
  Press Releases
  Proxies and executive's certifications
  All of these filings may be found at www.sedar.com